Exhibit (a)(1)(G)

DRUGSTORE.COM, INC.

Notice of Closing Price

TO:	[EMPLOYEE NAME]

FROM:	Yukio Morikubo

DATE:	December 12, 2008

SUBJECT:	Notice of Closing Price

This is to notify you that the closing selling price of drugstore.com, inc.’s common stock on December 12, 2008 is $            .

Schedule of Proposed Amended Options and Cash Payment

Name:
ID:

The following schedule sets forth the proposed terms of your drugstore.com amended options if you participate in the offer:

Option Number	Number of Shares	New Exercise Price	Cash Payment Per Share	Total Cash Payment